May __, 2010

VIA EDGAR

Securities and Exchange Commission
Office of Registration and Reports
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pioneer Family of Mutual Funds
(Each Registrant listed on Attachment A hereto)

Members of the Commission:

In accordance with Rule 17g-1(g)(1)(iii) (the “Rule”) of the Investment Company Act of 1940, as amended (the “Act”), each of the registrants listed on Attachment A hereby files the attached Amendment (Riders 16 and 17) to Bond No. 87002109B (the “Bond”) (Exhibit 99-1) with the Securities and Exchange Commission (the “Commission”). The purpose of the Amendment is to add a series of Pioneer Series Trust VI, Pioneer Multi-Asset Real Return Fund (the “Fund”), and its wholly-owed subsidiary, Pioneer Cayman Commodity Fund Ltd., as named insureds under the Bond.

In addition, the following documents are filed pursuant to Rule 17g-1(1)(iii):

1.
A certified copy of resolutions adopted by a majority of the Board of Trustees, including a majority of Trustees of the Trust who are not “interested persons” as defined in the Act of  Pioneer Series Trust VI, on behalf of the Fund (EXHIBIT 99-2);

2.
A statement showing the amount of the single insured bond which the Fund would have provided and maintained had it not been named as an insured under a joint insured bond based on its gross assets as of May 3, 2010 (EXHIBIT 99-3); and

3.	A copy of the Fidelity Bond Premium and Coverage Allocation Agreement, amended as of March 22, 2010, by and among the joint insureds under the Bond (EXHIBIT 99-4).

The premium for the Bond has been paid for the period July 31, 2009 through July 31, 2010.

Securities and Exchange Commission
May xx, 2010

Please contact me at 617/517-8996 should you have any questions or require additional information.

Very truly yours,

/s/Carol B. Hannigan

Carol B. Hannigan
Fund Governance Director

Enclosures

CC:	Christopher J. Kelley
Terrence J. Cullen
Toby Serkin, Esq.

Securities and Exchange Commission
May xx, 2010

Attachment A

	Registrant	Investment Company Act Registration Number
1	Pioneer Bond Fund	811-02864
2	Pioneer Diversified High Income Trust	811-22014
3	Pioneer Emerging Markets Fund	811-08448
4	Pioneer Equity Income Fund	811-08657
5	Pioneer Equity Opportunity Fund	811-21623
6	Pioneer Floating Rate Trust	811-21654
7	Pioneer Fund	811-01466
8	Pioneer Fundamental Growth Fund	811-21108
9	Pioneer High Income Trust	811-21043
10	Pioneer High Yield Fund	811-09685
11
Pioneer Ibbotson Asset Allocation Series, a series trust consisting of:
Pioneer Ibbotson Aggressive Allocation Fund
Pioneer Ibbotson Conservative Allocation Fund
Pioneer Ibbotson Growth Allocation Fund
Pioneer Ibbotson Moderate Allocation Fund
811-21569
12	Pioneer Independence Fund	811-08547
13	Pioneer Mid Cap Growth Fund	811-03564
14	Pioneer Mid Cap Value Fund	811-06106
15	Pioneer Money Market Trust, a series fund consisting of: Pioneer Cash Reserves Fund	811-05099
16	Pioneer Municipal High Income Trust	811-21321
17	Pioneer Municipal High Income Advantage Trust	811-21409
18	Pioneer Protected Principal Trust, as series trust consisting of: Pioneer Protected Principal Plus Fund	811-21163
19	Pioneer Real Estate Shares	811-07870
20	Pioneer Research Fund	811-09585
21
Pioneer Series Trust I, a series trust consisting of:
Pioneer Growth Fund
Pioneer Intermediate Tax Free Income Fund
Pioneer Oak Ridge Large Cap Growth Fund
Pioneer Oak Ridge Small Cap Growth Fund
Pioneer Select Mid Cap Growth Fund
811-21425
22
Pioneer Series Trust II, a series trust consisting of:
Pioneer Am Pac Growth Fund
Pioneer AMT-Free Municipal Fund
Pioneer Growth Leaders Fund
Pioneer Growth Opportunities Fund
Pioneer Small and Mid Cap Growth Fund
Pioneer Tax Free Money Market Fund
811-21460
23	Pioneer Series Trust III, a series trust consisting of: Pioneer Cullen Value Fund	811-21664

Securities and Exchange Commission
May xx, 2010
Page

	Registrant	Investment Company Act Registration Number
24	Pioneer Series Trust IV, a series trust consisting of: Pioneer Classic Balanced Fund Pioneer Government Income Fund Pioneer Institutional Money Market Fund Pioneer Treasury Reserves Fund	811-21781
25
Pioneer Series Trust V, a series trust consisting of:
Pioneer Global Equity Fund
Pioneer High Income Municipal Fund
Pioneer Oak Ridge All Cap Growth Fund
Pioneer Disciplined Growth Fund
Pioneer Disciplined Value Fund
811-21823
26	Pioneer Series Trust VI, a series trust consisting of: Pioneer Floating Rate Fund Pioneer Multi-Asset Real Return Fund	811-21978
27	Pioneer Series Trust VII, a series trust consisting of: Pioneer Global Aggregate Bond Fund Pioneer Global Diversified Equity Fund Pioneer Global High Yield Fund	811-10395
28	Pioneer Series Trust VIII, a series trust consisting of: Pioneer International Value Fund	811-07318
29	Pioneer Short Term Income Fund	811-21558
30	Pioneer Small Cap Value Fund	811-07985
31	Pioneer Strategic Income Fund	811-09223
32	Pioneer Tax Free Income Fund	811-02704
33	Pioneer Value Fund	811-01835
34	Pioneer Variable Contracts Trust, a series trust consisting of:	811-08786
Pioneer Bond VCT Portfolio
Pioneer Cullen Value VCT Portfolio
Pioneer Emerging Markets VCT Portfolio
Pioneer Equity Income VCT Portfolio
Pioneer Fund VCT Portfolio
Pioneer Growth Opportunities VCT Portfolio
Pioneer High Yield VCT Portfolio
Pioneer Ibbotson Growth Allocation VCT Portfolio
Pioneer Ibbotson Moderate Allocation VCT Portfolio
Pioneer Mid Cap Value VCT Portfolio
Pioneer Money Market VCT Portfolio
Pioneer Real Estate Shares VCT Portfolio
Pioneer Strategic Income VCT Portfolio